NEVADA PROPERTY 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109

February 11, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Woody Branch Chief

Re:	Nevada Property 1 LLC Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 23, 2012 File No. 0-53938

Dear Mr. Woody:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated January 29, 2013 (the “Comment Letter”), relating to the Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarterly period ended September 30, 2012, filed by Nevada Property 1 LLC (the “Company”) on November 9, 2012.  The headings and numbered paragraph of this letter correspond to the headings and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below.

Form 10-Q for the Quarterly Period Ended September 30, 2012

12. Commitments, Contingencies and Litigation, page 13

1.
We have reviewed your response to comment number 4. Please tell us the specific factors for each proceeding that does not allow you to estimate the reasonably possible additional loss or range of loss. Please ensure that you provide enough detail within your response to understand how these factors prohibit the estimation process.

The Company will include disclosure of the following factors in its future filings under the heading "Class Action Suits," beginning with its filing on Form 10-K for the fiscal year ended December 31, 2012, due no later than April 1, 2013, as presented below, and as developments in these cases occur, will continue to assess whether the Company is able to provide an estimate regarding reasonably possible loss or range of loss for these matters.

Kevin Woody
Securities and Exchange Commission
February 11, 2013

"Wage and Hour
Two separate purported wage and hour class action lawsuits were filed against the Company in late 2012.  One is pending in state court, and one is pending in federal court.  These matters are in the earliest stages of proceedings.  Meaningful discovery has just commenced, no depositions have occurred, and no motions to certify a class or subclasses have been filed.  Substantial questions of law and fact are unresolved including whether the matter pending in federal court may ultimately be dismissed.  Specific additional factors applicable to each case that prevent the Company from providing an estimate of reasonably possible loss or range of loss include, but are not limited to: (1) whether class certification will be granted and the scope of any class or subclass; (2) the quantification of highly variable damages claimed by the purported classes and subclasses asserted in separate, but overlapping litigation are unspecified or indeterminate; and (3) the outcome of any future settlement negotiations, should they occur, as they may apply to limit the class or eliminate all class claims. The Company believes that it has meritorious defenses with respect to these matters and intends to defend its position vigorously.

Alleged Unlawful Taping / Recording
A purported class action lawsuit was filed during the quarterly period ended September 30, 2012 in Superior Court in the State of California against the Company, alleging violation of the California Penal Code regarding the unlawful taping or recording of calls. This matter is in the earliest stages of proceedings.  Meaningful discovery has not commenced, no depositions have occurred, and no motions to certify a class or subclasses have been filed.  Substantial questions of law and fact are unresolved.  Specific additional factors applicable to this case that prevent the Company from providing an estimate of reasonably possible loss or range of loss include, but are not limited to: (1) whether class certification will be granted and the scope of any class or subclass; (2) the quantification of highly variable damages claimed by the purported class are unspecified or indeterminate; and (3) the outcome of any future settlement negotiations, should they occur, as they may apply to limit the class or eliminate all class claims. The Company believes that it has meritorious defenses with respect to this matter and intends to defend its position vigorously.

Given the uncertainty of the procedural and substantive legal and factual matters set forth above, no estimate of the reasonably possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters, nor can the Company determine when it will be able to make such an estimate. Our assessment of these matters may change based on future unexpected events.  An unexpected adverse judgment could cause a material impact on our business operations, results of operations or financial position.  Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period."

Kevin Woody
Securities and Exchange Commission
February 11, 2013

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If you have any questions with respect to the foregoing, please contact me at (702) 698-1125.

Very truly yours,

Nevada Property 1 LLC

By:	/s/ Ronald G. Eidell
Ronald G. Eidell
Chief Financial Officer